         Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES

As of February 17, 2020, MarketAxess Holdings Inc., a Delaware corporation (hereinafter, the “Company”), had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, par value $0.003 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock, as well as certain related additional information.

General. The Company has authority to issue 110,000,000 shares of Common Stock, 10,000,000 shares of non-voting common stock, par value $0.003 per share (“Nonvoting Common Stock”) and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), issuable in one or more series from time to time by resolution of the Company’s Board of Directors (the “Board”).

Voting Rights. Holders of Common Stock are entitled to one vote for each share held of record and are vested with all of the voting power, except as the Board may provide with respect to any class or series of Preferred Stock that it may authorize in the future. There is no cumulative voting. Subject to any rights of holders of Preferred Stock, a nominee for director shall be elected to the Board by the vote of the majority of the votes cast with respect to that nominee’s election at any meeting for the election of directors at which a quorum is present, provided that if there is a contested election, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. The vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any other matter brought before a meeting of stockholders at which a quorum is present. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting by written consent.

Dividend Rights. Holders of Common Stock are entitled to receive dividends or other distributions when, as, and if declared by the Board out of any assets of the Company legally available therefor, subject to the preferences applicable to any shares of Preferred Stock outstanding at the time.

No Preemption, Conversion or Redemption Rights; No Sinking Fund Provisions. Shares of Common Stock are not redeemable and have no subscription, conversion or preemption rights. There are no sinking fund provisions.

Right to Receive Liquidation Distributions. Holders of Common Stock are entitled, upon liquidation, to share ratably in all assets remaining after payment of liabilities, subject to any preferential rights of any then outstanding shares of Preferred Stock.

Anti-Takeover Effects of the Certificate of Incorporation, By-laws and Delaware law. The provisions of the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “By-laws”) described below may have the effect of delaying, deferring or preventing a change in control of the Company:

•	Board may adopt, repeal, alter, amend or rescind bylaws without stockholder approval;

•	the By-laws specify advanced notice procedures that stockholders must follow in order to bring business at an annual or special meeting of stockholders;

•	the By-laws limit the ability to call special meetings of stockholders to the Chairman of the Board, Chief Executive Officer, President or a majority of the members of the Board;

•	vacancies on the Board shall be filled by a majority vote of the remaining members of the Board, even where less than a quorum; and

•	the Board is authorized to issue Preferred Stock without stockholder approval.

In addition, the Company is incorporated in Delaware and is thus subject to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), including Section 203 of the DGCL regarding business combinations with an interested stockholder.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Incorporation and By-laws. For additional information we encourage you to read the Certificate of Incorporation and By-laws, including amendments, all of which are exhibits to the Company’s Annual Report on Form 10‑K, and applicable provisions of the DGCL, including Section 203.